Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 14, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 12, 2005, entitled “IFRS RESULTS FOR THE YEAR ENDED 31 MARCH 2005”.

Embargo: Not for
PART I	publication
before 07:00 hours
12 July 2005	12 July 2005

IFRS RESULTS FOR THE YEAR ENDED 31 MARCH 2005

Following the announcement of results under UK GAAP for the year ended 31 March 2005 by Vodafone Group Plc (“Vodafone”) on 24 May 2005, Vodafone today publishes further information for that year under IFRS.

There are no additional significant differences arising between UK GAAP and IFRS from those previously reported for the six months ended 30 September 2004.

Detailed reconciliations between UK GAAP and IFRS for certain of the Group’s primary financial statements, together with supplemental financial information containing segmental analysis for the Group and trading results for the Group’s mobile business and principal mobile operations are available on the Group’s website at www.vodafone.com/investorrelations/ifrs.

Vodafone will report solely under IFRS for the six months ending 30 September 2005 and present its first Annual Report under IFRS for the year ending 31 March 2006.

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director
Tel:  +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

VODAFONE GROUP PLC

IFRS RESULTS FOR THE YEAR ENDED 31 MARCH 2005

CONTENTS

Page
PART II
Introduction	3

Consolidated IFRS Primary Statements
Income Statement	4
Statement of Recognised Income and Expense	5
Balance Sheet	6
Cash Flow Statement	7

Notes to IFRS Financial Information	8
Impact of IFRS on One Vodafone	13
Audit Report From Deloitte & Touche LLP on the IFRS Financial Information	14
Unaudited Proportionate Financial Information	15
Forward Looking Statements	16

PART III
Reconciliations from UK GAAP to IFRS for Key Performance Measures	17

Detailed reconciliations between UK GAAP and IFRS for certain of the Group’s primary financial statements and supplemental IFRS financial information on segmental analyses and mobile trading results are available on the Group’s website at www.vodafone.com/investorrelations/ifrs.

PART II

INTRODUCTION

Background

Vodafone Group Plc and its subsidiaries (together, “the Group”) are preparing for the adoption of International Financial Reporting Standards (“IFRS”)(1) as its primary accounting basis, following the adoption of Regulation No. 1606/2002 by the European Parliament on 19 July 2002.

IFRS will apply for the first time in the Group’s Annual Report for the year ending 31 March 2006. Consequently, the Group’s financial results for the six month period ending 30 September 2005 will be prepared under IFRS.

The Group provided an update of its adoption of IFRS on 20 January 2005, which included IFRS financial information for the six months ended 30 September 2004 and for the year ended 31 March 2004 on a pro forma basis.  Additional IFRS segmental information was provided on 18 March 2005.

This press release explains how certain of the Group’s previously reported UK GAAP financial information for the year ended 31 March 2005 is reported under IFRS.  The ‘IFRS Financial Information’ includes:

•	the Group’s consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement, for the year ended 31 March 2005;
•	the Group’s consolidated balance sheet at 31 March 2005; and
•	related notes.

Reconciliations of key performance measures between UK GAAP and IFRS are provided in Part III of this press release. Detailed reconciliations to assist in the understanding of the nature and quantum of differences between UK GAAP and IFRS for certain of the Group’s primary financial statements and further supplemental IFRS financial information are available on the Group’s website at www.vodafone.com/investorrelations/ifrs.

Principal Differences

The principal differences between UK GAAP and IFRS were set out in the Group’s press release issued on 20 January 2005. There are no additional significant reconciling differences between UK GAAP and IFRS included in the IFRS Financial Information as a result of the issue of new standards or pronouncements.

Basis of Preparation

Detailed guidance on the basis of preparation of this IFRS Financial Information, and the pro forma information included for the year ended 31 March 2004 is included on pages 8 and 9.

On 14 April 2005, the SEC announced it had adopted proposed amendments to Form 20-F which will allow the Group, in the first year of IFRS adoption, to provide two years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, rather than the three years previously required. The Group’s financial information prepared on the basis of IFRS provided on 20 January 2005 and 18 March 2005 had been prepared on the assumption that this rule change would be adopted.

Audit Opinion

The consolidated balance sheet as at 31 March 2005, the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the year ended 31 March 2005, as prepared on the basis set out in “Basis of preparation” on pages 8 and 9, have been audited by Deloitte & Touche LLP.  Their audit report to the Board of Directors of the Company is set out on page 14.

(1)   References to IFRS throughout this document refer to the application of International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group.

CONSOLIDATED INCOME STATEMENT

For the years ended 31 March

	2005			2004 (Unaudited)
	UK GAAP IFRS format	IFRS adjustments	IFRS	IFRS (pro forma)

	£m	£m	£m	£m

Revenue	34,133	(60)	34,073	32,492

Cost of sales	(20,753)	(711)	(21,464)	(19,245)

Gross profit	13,380	(771)	12,609	13,247

Selling and distribution expenses	(2,031)	(15)	(2,046)	(2,065)
Administrative expenses	(16,338)	12,812	(3,526)	(3,529)
Share of result in associated undertakings	404	1,576	1,980	1,915
Other income and expense	(315)	(160)	(475)	35

Operating (loss)/profit	(4,900)	13,442	8,542	9,603

Non-operating income and expense	8	(2)	6	13
Investment income	602	195	797	579
Financing costs	(995)	(399)	(1,394)	(1,182)

(Loss)/profit on ordinary activities before taxation	(5,285)	13,236	7,951	9,013

Tax on (loss)/profit on ordinary activities	(1,698)	265	(1,433)	(2,828)

(Loss)/profit for the year on continuing operations	(6,983)	13,501	6,518	6,185

Loss on discontinued operations	-	-	-	(73)
(Loss)/profit for the year	(6,983)	13,501	6,518	6,112

Attributable to:
– Minority interests	557	(449)	108	259
– Equity shareholders	(7,540)	13,950	6,410	5,853

(Loss)/earnings per share:
From continuing operations(1)
– Basic			9.68p	8.70p
– Diluted			9.65p	8.68p

From continuing and discontinued operations
– Basic	(11.39p)		9.68p	8.60p
– Diluted	(11.39p)		9.65p	8.58p

(1)   Not provided under UK GAAP.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 March 2005

	UK GAAP IFRS format	IFRS adjustments	IFRS
	£m	£m	£m

Gains on revaluation of available-for-sale investments	-	106	106

Exchange differences on translation of foreign operations	1,451	37	1,488

Actuarial losses on defined benefit pension schemes	-	(102)	(102)

Tax on items taken directly to equity	-	45	45
	1,451	86	1,537
Net income recognised directly in equity

(Loss)/profit for the year	(6,983)	13,501	6,518

Total recognised (losses)/gains relating to the year	(5,532)	13,587	8,055

Attributable to:
– Equity shareholders	(6,073)	14,051	7,978
– Minority interests	541	(464)	77

CONSOLIDATED BALANCE SHEET

As at 31 March 2005

	UK GAAP IFRS format	IFRS adjustments	IFRS

	£m	£m	£m
Non-current assets
Intangible assets	83,464	13,675	97,139
Property, plant and equipment	18,398	(947)	17,451
Investments in associated undertakings	19,398	836	20,234
Other investments	852	329	1,181
Deferred tax assets	1,541	100	1,641
Trade and other receivables	249	(28)	221
	123,902	13,965	137,867
Current assets
Inventory	430	10	440
Taxation recoverable	268	(230)	38
Trade and other receivables	5,334	115	5,449
Cash and cash equivalents	3,666	103	3,769
	9,698	(2)	9,696

Total assets	133,600	13,963	147,563

Equity
Called up share capital	4,286	-	4,286
Share premium account	52,284	-	52,284
Own shares held	(5,121)	-	(5,121)
Other reserve	99,556	84	99,640
Retained losses	(51,688)	14,399	(37,289)
Total equity shareholders’ funds	99,317	14,483	113,800

Minority interests	2,818	(2,970)	(152)

Total equity	102,135	11,513	113,648

Non-current liabilities
Long-term borrowings	11,613	1,577	13,190
Deferred tax liabilities	3,938	1,368	5,306
Post employment benefits(1)	(183)	307	124
Provisions for other liabilities and charges	317	2	319
Other payables	749	(359)	390
	16,434	2,895	19,329
Current liabilities
Short-term borrowings	392	1,611	2,003
Current taxation liabilities	4,759	(406)	4,353
Trade payables and other payables	9,686	(1,684)	8,002
Provisions for other liabilities and charges	194	34	228
	15,031	(445)	14,586

Total equity and liabilities	133,600	13,963	147,563

(1)   UK GAAP post employment benefit prepayment and provision presented net, consistent with the IFRS presentation.

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 March

	2005			2004 (unaudited)
	UK GAAP IFRS format	IFRS adjustments	IFRS	IFRS (pro forma)

	£m	£m	£m	£m
Net cash flows from operating activities	11,097	(118)	10,979	10,839

Cash flows from investing activities
Purchase of interests in subsidiary undertakings, net of cash acquired	(2,461)	-	(2,461)	(2,054)
Disposal of interests in subsidiary undertakings, net of cash disposed	444	-	444	737
Disposal of interests in associated undertakings	-	-	-	5
Purchase of intangible fixed assets	(59)	(640)	(699)	(679)
Purchase of property, plant and equipment	(4,890)	611	(4,279)	(3,853)
Purchase of investments	(19)	-	(19)	(43)
Disposal of property, plant and equipment	70	(2)	68	156
Disposal of investments	22	-	22	123
Loans repaid by associated undertakings	(2)	-	(2)	24
Loans to businesses sold or acquired businesses held for sale	110	-	110	-
Dividends received from associated undertakings	2,020	(124)	1,896	1,739
Dividends received from investments	19	-	19	25
Interest received	746	(11)	735	942
Net cash flows from investing activities	(4,000)	(166)	(4,166)	(2,878)

Cash flows from financing activities
Issue of ordinary share capital	115	-	115	69
(Decrease)/increase in debt	(2,170)	346	(1,824)	717
Purchase of treasury shares	(4,053)	-	(4,053)	(1,032)
Purchase of own shares in relation to employee share schemes	-	-	-	(17)
Equity dividends paid	(1,991)	-	(1,991)	(1,258)
Dividends paid to minority shareholders in subsidiary undertakings	(74)	42	(32)	(53)
Interest paid	(1,074)	(58)	(1,132)	(988)
Interest element of finance leases	(8)	-	(8)	(10)
Net cash flows from financing activities	(9,255)	330	(8,925)	(2,572)

Net cash flows in cash and cash equivalents (1)	(2,158)	46	(2,112)	5,389
Cash and cash equivalents at beginning of the year	5,748	61	5,809	794
Exchange gain/(loss) on cash and cash equivalents	29	-	29	(374)
Cash and cash equivalents at end of the year	3,619	107	3,726	5,809

Net cash flows in cash and cash equivalents (1)	(2,158)	46	(2,112)	5,389
Decrease/(increase) in debt	2,170	(346)	1,824	(717)
Decrease in debt resulting from cash flows	12	(300)	(288)	4,672
Net debt acquired on acquisition of subsidiary undertakings	(2)	-	(2)	(7)
Net debt disposed on disposal of subsidiary undertakings	-	(7)	(7)	194
Translation difference	143	(8)	135	317
Premium on repayment of debt	-	-	-	(56)
Other movements	(4)	(339)	(343)	(335)
Movement in net debt in the year	149	(654)	(505)	4,785
Opening net debt	(8,488)	(2,102)	(10,590)	(15,375)
Closing net debt (1)	(8,339)	(2,756)	(11,095)	(10,590)

(1)   Net debt is defined as long-term borrowings, short term borrowings and mark to market adjustments on financing instruments less cash and cash equivalents. Cash and cash equivalents are stated net of overdrafts.

NOTES TO THE IFRS FINANCIAL INFORMATION

1)   Basis of Preparation

The IFRS Financial Information presented in this document has been prepared by the Group using its best knowledge of the expected International Financial Reporting Standards (“IFRS”)  (including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group) and accounting policies that will be applied when the Group prepares its first set of IFRS financial statements as at 31 March 2006.

Therefore, until such time, the possibility that the preliminary opening balance sheet and the IFRS Financial Information presented may require amendment before constituting the final opening balance sheet and final IFRS Financial information cannot be excluded.

On 19 November 2004, the European Commission endorsed an amended version of IAS 39, “Financial Instruments: Recognition and Measurement” rather than the full version as previously published by the IASB. In accordance with guidance issued by the UK Accounting Standards Board, the full version of IAS 39, as issued by the IASB, has been adopted in the preparation of this financial information.

IFRS 1 exemptions

IFRS 1, “First-time Adoption of International Financial Reporting Standards” sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 31 March 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 April 2004.

This standard provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of the exception adopted by the Group.

a.  Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3, “Business Combinations”)

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, in the opening balance sheet, goodwill arising from past business combinations (£96,931m) remains as stated under UK GAAP at 31 March 2004.

b.  Employee Benefits – actuarial gains and losses (IAS 19, “Employee Benefits”)

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition. The Group has recognised actuarial gains and losses in full in the period in which they occur in the statement of recognised income and expense in accordance with the amendment to IAS 19, issued on 16 December 2004.

c.  Share-based Payments (IFRS 2, “Share-based Payment”)

The Group has elected to apply IFRS 2 to all relevant share based payment transactions granted but not fully vested at 1 April 2004.

d.  Financial Instruments (IAS 39, “Financial Instruments : Recognition and Measurement” and IAS 32, “Financial Instruments: Disclosure and Presentation”)

The Group has applied IAS 32 and IAS 39 for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 1 April 2005.

NOTES TO IFRS FINANCIAL INFORMATION (continued)

Unaudited pro forma financial information for the year ended 31 March 2004

The unaudited pro forma financial information for the year ended 31 March 2004 has been prepared for illustrative purposes only. It has been prepared on the basis that the IFRS transition date is 1 April 2003, with the exception that, other than the reversal of goodwill amortisation reported in the UK GAAP financial statements, the full requirements of accounting for business combinations under IFRS 3 have not been applied.

If IFRS 3 had been adopted in full for the year ended 31 March 2004 and business combinations occurring in the period from 1 April 2003 to 31 March 2004 had been reported accordingly, additional intangible fixed assets and related deferred tax liabilities would have been recognised with a corresponding reduction in goodwill. The income statement would have included amortisation expense, in relation to the recognised finite lived intangible assets and the related deferred tax effects.

Furthermore, were the IFRS transition date to be 1 April 2003, then these additional intangible fixed assets, deferred tax liabilities and related amortisation charge and tax credits would have similarly impacted the consolidated income statement for the year ended 31 March 2005, and the consolidated balance sheet at 31 March 2005.

As a result of the above, the pro forma financial information for the year ended 31 March 2004 is not presented in full accordance with IFRS.

Presentation of financial information

The primary statements within the IFRS Financial Information contained in this document have been presented in accordance with IAS 1, “Presentation of Financial Statements”. However, this format and presentation may require modification when the Group presents its first set of IFRS Financial Statements as at 31 March 2006, in the event that further guidance is issued and as practice develops.

2)   Operating Profit Analysis

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 (unaudited) (4) £m

Subsidiary and share of joint venture undertakings operating profit (1)	7,139	7,507
Acquired intangible asset amortisation (2)	(102)	-
Share of associate undertakings operating profit	2,667	2,434
Share of associate undertakings interest, tax and minority interest	(687)	(519)
	9,017	9,422

Items not reflecting underlying business performance (3)	(475)	181

Operating profit	8,542	9,603

(1) Stated before acquired intangible asset amortisation and items not reflecting underlying business performance.

(2) Acquired intangible asset amortisation relates to intangible assets recognised on acquisitions that occurred after 1 April 2004 in accordance with IFRS 3, ‘Business Combinations’. These amounts primarily relate to the purchase of minority interests in Vodafone Japan.

(3) Under UK GAAP, for the year ended 31 March 2005, an impairment charge of £315m was recognised in relation to the impairment of goodwill relating to Vodafone Sweden. The impairment charge increases to £475m under IFRS, principally due to the non-amortisation of goodwill between the Group’s transition date to IFRS (1 April 2004) and 31 March 2005.

(4) Please refer to the ‘Basis of Preparation’ section above.

NOTES TO THE IFRS FINANCIAL INFORMATION (continued)

3)    Adjusted Group operating profit

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 (unaudited) £m

Operating profit	8,542	9,603

Items not related to underlying business performance:
- Other income and expense	475	(35)
- Expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy	-	(269)
- Reorganisation costs	-	123

Adjusted Group operating profit	9,017	9,422

Share of result in associated undertakings	(1,980)	(1,915)
Depreciation of property, plant and equipment and amortisation of computer software assets	4,494	4,343
Amortisation of other intangible assets	1,023	191
Loss on disposal of property, plant and equipment	161	86
EBITDA in discontinued operations		66

Group EBITDA (1)	12,715	12,193

(1) Group EBITDA is not a measure recognised under IFRS but is presented in order to highlight operational performance of the Group. It is stated before items not reflecting underlying business performance.

4)   Adjusted earnings per share

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 (unaudited) £m

Weighted average number of shares for basic EPS (millions)	66,196	68,096
Weighted average number of shares for diluted EPS (millions)	66,427	68,249

Basic earnings per share	9.68p	8.60p
Diluted basic earnings per share	9.65p	8.58p

Basic earnings per share from continuing operations	9.68p	8.70p
Diluted basic earnings per share from continuing operations	9.65p	8.68p

Adjusted basic earnings per share from continuing operations	9.62p	8.52p
Adjusted diluted basic earnings per share from continuing operations	9.59p	8.51p

NOTES TO THE IFRS FINANCIAL INFORMATION (continued)

4) Adjusted earnings per share (continued)

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 (unaudited) £m

Earnings for basic and diluted earnings per share	6,410	5,853

Less: result in respect of discontinued operations	-	73

Earnings for basic and diluted earnings per share from continuing operations	6,410	5,926

Items not related to underlying business performance:
- Other income and expense (1)	475	(35)
- Non-operating income and expense	(6)	(13)
- Expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy	-	(269)
- Reorganisation costs	-	123
- Net financing costs in relation to the put option held by Telecom Egypt (2)	67	-
- Deferred tax asset recognised on shareholder and regulatory approval of the merger of Vodafone K.K. and Vodafone Holdings K.K.	(599)	-
- Tax on items not related to underlying business performance	3	72
- Items not related to underlying business performance attributable to minority interests	21	1

Earnings for adjusted earnings per share	6,371	5,805

(1)  The amount recognised for the year ended 31 March 2004 relates to the recognition of negative goodwill in the income statement, which is held on the balance sheet under UK GAAP. See Note 2, footnote 3 for explanation of other income and expense for the year ended 31 March 2005.

(2)  During the 2005 financial year, the Group sold 16.9% of Vodafone Egypt to Telecom Egypt, reducing the Group’s effective interest to 50.1%. It was also agreed that the Group and Telecom Egypt would each contribute a 25.5% interest in Vodafone Egypt shares to a newly formed 50:50 joint venture. This joint venture is expected to be formed in the first half of the 2006 financial year. As part of the transaction, Telecom Egypt was granted an option over its 25.5% indirect interest in Vodafone Egypt, giving Telecom Egypt the right to put its shares back to the Group at fair market value. This right remains for as long as the Group owns in excess of 20% of Vodafone Egypt.

Under IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ the put option held by Telecom Egypt is classified as a financial liability, held at fair value on the Group’s consolidated balance sheet, with movements recognised in the consolidated income statement. Fair value movements are determined by the reference to the quoted share price of Vodafone Egypt.

For the year ended 31 March 2005, a liability of £356m was established at the inception of the option which has been classified as forming part of net debt and a further charge of £67m has been recognised within financing costs in the income statement.

The valuation of this option is inherently unpredictable and changes in the fair value of this financial liability could have a significant impact on the future results and financial position of Vodafone. As the item does not reflect the underlying business performance of the Group it is excluded from the adjusted EPS calculation.

NOTES TO THE IFRS FINANCIAL INFORMATION (continued)

5) Free cash flow (1)

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 (unaudited) £m

Net cash flow from operating activities (2)	10,979	10,839
Add: Taxation	1,578	1,180

Net capital expenditure on intangible assets and property, plant and equipment	(4,910)	(4,376)
Purchase of intangible assets	(699)	(679)
Purchase of property, plant and equipment	(4,279)	(3,853)
Disposal of property, plant and equipment	68	156

Operating free cash flow	7,647	7,643

Dividends received from associated undertakings	1,896	1,739
Taxation	(1,578)	(1,180)
Net cash outflow for returns on investment	(418)	(84)
Net interest on group net debt	(405)	(56)
Dividends received from investments	19	25
Dividends paid to minority interests	(32)	(53)

Free cash flow	7,547	8,118

(1)     Free cash flow is defined as net cash from operating activities less net cash flow arising from the purchase and sale of tangible and intangible fixed assets, plus dividends received from associated undertakings, less taxation cash flows and net cash outflows for returns on investments and servicing of finance.

(2)     Net cash flow from operating activities is presented after net taxation paid in accordance with IAS 7, ‘Cash Flow Statements’.

IMPACT OF IFRS ON ONE VODAFONE

The Group has previously provided expectations for its One Vodafone programme in accordance with UK GAAP.  These expectations were in respect of benefits to be delivered from the Group’s subsidiary undertakings under UK GAAP (the ‘One Vodafone companies’).

Under IFRS, taking into account the proportionate consolidation of Vodafone Italy, the One Vodafone initiatives are targeted at achieving £2.4 billion of annual pre-tax operating free cash flow improvements in the Group’s mobile businesses on a statutory basis by the year ending 31 March 2008 (“2008 financial year”).  Cost initiatives are anticipated to generate improvements of £1.3 billion, with a further £1.1 billion from revenue based improvements.

Under UK GAAP, the Group expected that for the One Vodafone companies, in the 2008 financial year, the aggregate of mobile operating expenses and capitalised fixed asset additions would be £11.7bn, broadly similar to those for the 2004 financial year, assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals.  For these companies, under IFRS, the aggregate costs are expected to be approximately £0.3 billion lower than under UK GAAP in the 2008 financial year at £11.4bn, primarily as a result of the proportionate consolidation of Vodafone Italy.

On an IFRS statutory basis, mobile operating expenses and capitalised fixed asset additions include such costs for subsidiary undertakings and the appropriate share of costs for joint ventures.  Vodafone Italy is the only joint venture within the One Vodafone programme and therefore the costs for the other joint ventures will be excluded when presenting progress against the One Vodafone expectations.

Revenue based initiatives are expected to deliver benefits equivalent to at least 1% additional revenue market share for the One Vodafone companies in the 2008 financial year compared with the 2005 financial year.  The Group will measure the revenue benefits in its five principal mobile markets compared to its established competitors.

The Group continues to expect mobile capitalised fixed asset additions in the 2008 financial year to be no more than 10% of mobile revenue for the One Vodafone companies.

INDEPENDENT AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF VODAFONE GROUP PLC ON THE PRELIMINARY IFRS FINANCIAL INFORMATION

We have audited the accompanying preliminary International Financial Reporting Standards consolidated financial information of Vodafone Group Plc (“the Company”) and its subsidiaries (together “the Group”) for the year ended 31 March 2005 which comprises the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense and the related Notes 1 to 5 (hereinafter referred to as “the IFRS Financial Information”).

This report is made solely to the Board of Directors, in accordance with our engagement letter and solely for the purpose of assisting with the transition to IFRS.  Our audit work will be undertaken so that we might state to the Company’s board of directors those matters we are required to state to them in an auditors’ report and for no other purpose.  To the fullest extent permitted by law, we will not accept or assume responsibility to anyone other than the Company for our audit work, for our report, or for the opinions we have formed

The Company’s directors are responsible for ensuring that the Company and the Group maintains proper accounting records and for the preparation of the IFRS Financial Information on the basis set out in Note 1, which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at 31 March 2006. Our responsibility is to audit the IFRS Financial Information in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards and report to you our opinion as to whether the IFRS Financial Information is prepared, in all material respects, on the basis set out in Note 1.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS Financial Information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS Financial Information and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the IFRS Financial Information.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that Note 1 explains why there is a possibility that the accompanying IFRS Financial Information may require adjustment before constituting the final comparative IFRS financial information.  Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the company’s financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion the IFRS Financial Information is prepared, in all material respects, in accordance with the basis set out in Note 1, which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted when the company prepares its first complete set of IFRS financial statements as at 31 March 2006.

Deloitte & Touche LLP

Chartered Accountants

London

12 July 2005

UNAUDITED PROPORTIONATE FINANCIAL INFORMATION

Basis of preparation

The tables of financial information below are presented on a proportionate basis.  Proportionate presentation is not a measure recognised under UK GAAP or IFRS and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP or IFRS.  However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP and IFRS.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest.  IFRS requires consolidation of entities in relation to which the Group has the power to control and allows either proportionate consolidation or equity accounting for joint ventures. IFRS also requires equity accounting for interests in which the Group has significant influence but not a controlling interest.

Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in entities, both consolidated and unconsolidated, in which the Group has an ownership interest.  Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate presentation of financial information differs in material respects to the proportionate consolidation adopted by the Group under IFRS for its joint ventures, as detailed within the Group’s update on the adoption of IFRS provided on 20 January 2005.

Proportionate information includes results from the Group’s joint ventures, equity accounted investments and other investments. The Group may not have control over the turnover, expenses or cash flows of these investments and may only be entitled to cash from dividends received from these entities.

Proportionate turnover is stated net of intercompany turnover.  Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

	Year ended 31 March 2005			Year ended 31 March 2004 (Pro forma)

	UK GAAP £m	IFRS Adjust- ments £m	IFRS £m	UK GAAP £m	IFRS Adjust- ments £m	IFRS £m

Revenue

Mobile	42,762	-	42,762	37,969	-	37,969
Other	840	-	840	1,477	-	1,477

Group	43,602	-	43,602	39,446	-	39,446

EBITDA (1)

Mobile	16,483	(82)	16,401	14,826	(149)	14,677
Other	158	1	159	288	(3)	285

Group	16,641	(81)	16,560	15,114	(152)	14,962

Mobile EBITDA (1) margin	38.5%	(0.1%)	38.4%	39.0%	(0.3%)	38.7%

(1)   Proportionate EBITDA and proportionate EBITDA margin is stated before exceptional items under UK GAAP and before items not reflecting underlying business performance under IFRS.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include the statements under “Impact of IFRS on One Vodafone” regarding Vodafone’s expectations for pre-tax operating free cash flow improvements in the Group’s mobile operations by the year ending 31 March 2008 based on improvements from cost initiatives, and revenue based improvements, mobile operating expense and capitalised fixed asset additions in the 2008 financial year, and benefits from revenue based initiatives and expectations for mobile capitalised fixed asset additions as a percentage of mobile revenues. These forward-looking statements are made on the basis of certain assumptions which Vodafone believes to be reasonable in light of Vodafone’s operating experience in recent years.  The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, termination and interconnect rates, customer acquisition and retention costs, network opening and operating costs and the availability of handsets.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS, 3G and Vodafone live! and the Group’s business offerings on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and the Group’s business or service offerings in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance or the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing campaigns or efforts are not an effective expenditure; the possibility that the Group’s integration efforts do not increase the speed-to-market of new products or improve the Group’s cost position; changes in exchange rates, including particularly the exchange rate of pound sterling to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; final resolution of open issues which might impact the effective tax rate; timing of any tax payments relating to the resolution of open issues; and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report on Form 20-F with respect to the financial year ended 31 March 2005.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realised.  Neither Vodafone Group nor any of its affiliates intends to update these forward-looking statements.

PART III – RECONCILIATIONS BETWEEN UK GAAP AND IFRS (UNAUDITED)

a)  Revenue

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 £m

UK GAAP	34,133	33,559
Presentational adjustments:
Proportionate consolidation of joint ventures:
- Italy	(1,291)	(1,233)
- Others	1,202	934
Discontinued operations	-	(818)
Other	29	50

	34,073	32,492

b)  Group EBITDA (1)

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 £m

UK GAAP	13,041	12,640
Presentational adjustments:
Proportionate consolidation of joint ventures:
- Italy	(690)	(644)
- Others	442	343
Accounting adjustments:
Share based payments	(95)	(142)
Other	17	(4)

IFRS	12,715	12,193

(1) Group EBITDA is not a measure recognised under IFRS but is presented in order to highlight operational performance of the Group. It is stated before items not reflecting underlying business performance.

c)  Operating (loss)/profit

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 £m

UK GAAP	(4,111)	(4,230)
Goodwill amortisation	14,700	15,207
Exceptional operating items	315	(228)
UK GAAP adjusted operating profit	10,904	10,749

Presentational adjustments:
Accounting for associates	(789)	(565)
Proportionate consolidation of joint ventures	(418)	(428)
Discontinued operations	-	(66)
Accounting adjustments:
Licence amortisation	(503)	(88)
Acquired intangibles amortisation	(102)	-
Share based payments	(95)	(142)
Other	20	(38)

IFRS adjusted operating profit	9,017	9,422

RECONCILIATIONS BETWEEN UK GAAP AND IFRS (continued)

d)  Tax on (loss)/profit on ordinary activities

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 £m

UK GAAP Tax charge	(2,236)	(3,154)

Presentational adjustments:
Associate accounting	538	288
Proportionate consolidation of joint ventures	60	64
Discontinued operations	-	26
Accounting adjustments:
Italian substitute tax	(132)	(46)
Unremitted earnings	66	40
Other	92	(118)
Tax on IFRS accounting adjustments:
Licence amortisation	168	29
Share based payments	4	37
Other	7	6

IFRS Tax charge for subsidiaries and joint ventures	(1,433)	(2,828)

Subsidiary and joint venture undertakings taxation	(2,029)	(2,756)
Share of associated undertakings taxation	(447)	(245)
	(2,476)	(3,001)

Tax on items not reflecting underlying business performance	596	(72)

Adjusted effective tax rate	27.6%	32.9%

e)  Earnings per share

	Year ended 31 March 2005		Pro forma Year ended 31 March 2004

	Earnings £m	EPS pence	Earnings £m	EPS pence

UK GAAP basic earnings/EPS	(7,540)	(11.39p)	(9,015)	(13.24p)

Goodwill amortisation	14,700		15,207
Exceptional operating items	315		(228)
Exceptional non-operating items	(13)		103
Exceptional tax credit	(599)		-
Tax on exceptional items	3		104
Share of exceptional items attributable to minorities	26		27

UK GAAP adjusted earnings/EPS	6,892	10.41p	6,198	9.10p

Licence amortisation	(503)		(88)
Acquired intangibles amortisation	(102)		-
Share based payments	(95)		(142)
Taxation	189		(105)
Financial instrument fair value adjustments	(66)		(42)
Minority interests	19		(19)
Other	37		3

IFRS adjusted earnings/ EPS	6,371	9.62p	5,805	8.52p

RECONCILIATIONS BETWEEN UK GAAP AND IFRS (continued)

f)  Net debt

	31 March 2005 £m	Pro forma 31 March 2004 £m

UK GAAP	(8,339)	(8,488)
Presentational adjustments:
Proportionate consolidation of joint ventures
- Italy	(1,148)	(748)
- Others	(11)	(71)
Reclassification of preference shares	(845)	(866)

Accounting adjustments:
Financial instrument fair value adjustments	(309)	(406)
Put option liability	(423)	-
Other	(20)	(11)

IFRS	(11,095)	(10,590)

g)  Free Cash Flow

	Year ended 31 March 2005 £m	Pro forma Year ended 31 March 2004 £m

UK GAAP	7,847	8,521
Proportionate consolidation of joint ventures
- Italy	(375)	(477)
- Others	67	76
Other	8	(2)

IFRS	7,547	8,118

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 14, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary